FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 16, 2015

FAIRFAX TO ACQUIRE BRIT PLC

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has reached an agreement with Brit PLC (“Brit” or the “company”) to acquire all of the outstanding shares of Brit (the “Brit Shares”).  Brit is a market-leading global Lloyd’s of London specialty insurer and reinsurer.  The full announcement (the “Announcement”) is available for viewing on Fairfax’s website at www.fairfax.ca/britoffer.

Under the terms of Fairfax’s offer for the Brit Shares (the “Offer”), Brit shareholders will be entitled to receive 305 pence in cash per Brit Share (the “Brit Offer Price”), inclusive of any final dividend for the year ended December 31, 2014.  Fairfax has received hard irrevocable undertakings to accept the Offer at the Brit Offer Price from entities managed by Apollo and CVC in respect of, in the aggregate, a total of approximately 294 million Brit Shares representing approximately 73% of Brit’s issued share capital.  These entities have undertaken to accept the Offer following the posting of the Offer document.

The Brit Offer Price represents a premium of 11.2% to the closing price of 274.2 pence per Brit Share on February 16, 2015, being the last full business day prior to this announcement.  The aggregate purchase price payable by Fairfax for the Offer is approximately US$1.88 billion.  On February 12, 2015, Fairfax announced 2014 earnings of approximately US$1.6 billion.  Excluding the final dividend expected to be declared by the board of directors of Brit for the year ended December 31, 2014 in an amount of 25 pence per Brit Share, Fairfax’s purchase price of 280 pence per Brit Share is less than ten times the company’s earnings based on the company’s annualized net earnings for the six months ended June 30, 2014.  The acquisition is accretive to Fairfax on several metrics including gross revenue per share and investments per share.  Fairfax has built a strong relationship with the Brit team and an understanding of their business and operations since the acquisition of Brit’s runoff business in June, 2012.

“We welcome Mark Cloutier and his market leading specialty insurance and reinsurance team at Brit to our expanding global specialty platform,” said Prem Watsa, Chairman and CEO of Fairfax.  “Brit has an outstanding track record over the last ten years and will continue to operate on a decentralized basis once owned by Fairfax.  With the acquisition of Brit, Fairfax will have a significant top five position at Lloyds of London.  We look forward to working with Mark and the entire Brit team to further develop their business over the longer-term.”

Brit's position as a market-leading global specialty insurer and reinsurer, its major presence in Lloyd's and its disciplined approach to underwriting make it a natural candidate to join Fairfax's expanding worldwide specialty operations.  Brit's growing US and international reach are highly complementary to Fairfax's existing worldwide operations and the acquisition further diversifies Fairfax's group risk portfolio.  In addition, Brit will be able to leverage Fairfax's expertise in the US and international insurance and reinsurance markets, thus enhancing Brit’s global product offering and providing it with expanded underwriting opportunities and support.

The Offer is subject to customary closing conditions, including customary competition and merger conditions, and the approval of the Prudential Regulation Authority in the UK, Lloyd’s of London and the Financial Services Commission of Gibraltar.

It is intended that the transaction be effected by way of takeover offer under section 974 of the UK Companies Act 2006 and the Code on Takeovers issued by the UK Takeover Panel.

The Offer Document and the Form of Acceptance accompanying the Offer Document will be published (save with the consent of the Panel) within 28 days.  The Offer Document and accompanying Form of Acceptance will be made available on Fairfax’s website at www.fairfax.ca/britoffer.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Conference Call Information

Fairfax will hold a conference call to discuss the Offer at 8:30 a.m. Eastern time on Tuesday, February 17, 2015.  The call, consisting of a presentation by Fairfax followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Tuesday, March 2, 2015. The replay may be accessed at 1 (800) 294-9510 (Canada or U.S.) or 1 (402) 220-3772 (International).

For further information contact:      Paul Rivett, President at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

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